SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Lazare Kaplan International Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    521078105
                                   -----------
                                 (CUSIP Number)

                                 Michael J. Shef
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 2, 2002
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Fifth Avenue Group, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         442,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    442,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        442,600
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        6.01%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Matthew Fortgang
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         442,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    442,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        442,600
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        6.01%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Revocable Trust for the Benefit of Susan Fortgang dated May 23, 1996
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         442,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    442,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        442,600
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        6.01%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

1.   Item 1. Security and Issuer

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Lazare Kaplan International Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 529 Fifth Avenue, New York, NY 10017.

Item 2.  Identity and Background

     (a)-(c) This Schedule 13D is being filed by Fifth Avenue Group, LLC ("Fifth Avenue Group"), Matthew Fortgang and Revocable Trust for the Benefit of Susan Fortgang dated May 23, 1996 (the "Trust").

     Fifth Avenue Group
     ------------------

     Fifth Avenue Group is a newly created entity formed solely for the purpose of investing in the Company. The principal office and principal business address of Fifth Avenue Group is One Rockefeller Plaza, New York, NY 10020. The name, residence or business address, and present principal occupation or employment of each manager of Fifth Avenue Group is as follows:

      NAME             RESIDENCE OR               PRINCIPAL OCCUPATION
      ----             ------------               --------------------
                       BUSINESS ADDRESS           OR EMPLOYMENT
                       ----------------           -------------

Matthew Fortgang       One Rockefeller Plaza      President of M. Fabrikant
                       New York, NY 10020            & Sons, Inc.

Matthew Fortgang
----------------

     Matthew Fortgang is an individual who is a member of Fifth Avenue Group.

Trust
-----

     The Trust is a member of Fifth Avenue Group. Matthew Fortgang is a co-trustee of the Trust. The business address of the Trust is One Rockefeller Plaza, New York, NY 10020.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both Matthew and Susan Fortgang are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Fifth Avenue Group obtained demand loans from Scott Diamond Company to purchase the 442,600 shares of Common Stock (the "Shares").

Item 4.  Purpose of Transaction

     The purpose of the acquisition of the Shares is to make an investment in the Company. Except as otherwise set forth herein, Fifth Avenue Group, Matthew Fortgang and the Trust have no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Fifth Avenue Group reserves the right to purchase additional shares of Common Stock from time to time from third parties.

Item 5.  Interest in Securities of the Issuer

     (a)

          Fifth Avenue Group
          ------------------

          Fifth Avenue Group is the beneficial owner of the Shares. The Shares represent 6.01% of the Common Stock issued and outstanding.

          Matthew Fortgang
          ----------------

          Matthew Fortgang, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 6.01% of the Common Stock issued and outstanding.

          Trust
          -----

          The Trust, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 6.01% of the Common Stock issued and outstanding.

     (b)

          Fifth Avenue Group, Matthew Fortgang and the Trust may be deemed to share the power to vote and dispose of the Shares.

     (c)

          Fifth Avenue Group
          ------------------

          The following is a list of any transactions in the Common Stock that were effected in the past 60 days:


                                        Number of Shares
                                        ----------------
                                                       Disposed of
                                                       -----------
   Date of Transaction            Acquired                Price                Nature of Transaction
   -------------------            --------                -----                ---------------------
November 6, 2001                        100                $5.02               Open Market Purchase
November 8, 2001                     14,000                $5.08               Open Market Purchase
November 16, 2001                       500                $5.15               Open Market Purchase
November 20, 2001                     2,300                $5.24               Open Market Purchase
November 21, 2001                     1,200                $5.25               Open Market Purchase
November 28, 2001                     1,500                $5.10               Open Market Purchase
November 29, 2001                    22,900                $5.32               Open Market Purchase
November 30, 2001                     6,000                $5.58               Open Market Purchase
December 3, 2001                      2,000                $5.80               Open Market Purchase
December 4, 2001                     20,500                $5.80               Open Market Purchase
December 5, 2001                     35,900                $5.81               Open Market Purchase
December 6, 2001                      9,400                $6.00               Open Market Purchase
December 7, 2001                      4,700                $6.00               Open Market Purchase
December 10, 2001                    76,500                $6.00               Open Market Purchase
December 14, 2001                     3,000                $6.15               Open Market Purchase
December 17, 2001                    11,400                $6.20               Open Market Purchase
December 18, 2001                    14,200                $6.27               Open Market Purchase
December 19, 2001                     1,100                $6.49               Open Market Purchase
December 24, 2001                       200                $6.60               Open Market Purchase
December 26, 2001                     4,500                $6.60               Open Market Purchase
January 2, 2002                      40,000                $6.80               Open Market Purchase
January 2, 2002                     150,000                $7.80                 Private Purchase


     Matthew Fortgang and the Trust have not effected any transactions in the Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: January 11, 2002


                                        FIFTH AVENUE GROUP, LLC


                                        By: /s/ Matthew Fortgang
                                           -------------------------------------
                                           Name:  Matthew Fortgang
                                           Title: Manager


                                        Revocable Trust for the Benefit of
                                        Susan Fortgang dated May 23, 1996


                                        By: /s/ Matthew Fortgang
                                           -------------------------------------
                                           Name:  Matthew Fortgang
                                           Title: Co-Trustee


                                            /s/ Matthew Fortgang
                                           -------------------------------------
                                                    Matthew Fortgang